UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WSHINGTON, DC 20549

FORM N-CR

CURRENT REPORT
MONEY MARKET FUND MATERIAL EVENTS

Part A: General Information

Item A.1	Report for:	6/27/22
Item A.2	CIK Number of registrant:	0000703642
Item A.3	EDGAR Series Identifier:	S000032031
Item A.4	Securities Act File Number:	002-78122
Item A.5	Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR:	Scott D. Hogan scott-d.hogan@dws.com (617) 295-3986

Fund Name: DWS Government Cash Management Fund

Part B: Default or event of insolvency of portfolio security issuer

Not Applicable.

Part C: Provision of financial support to fund

Item C.1	Description of nature of support.	Capital contribution in connection with liquidation of DWS Government Cash Management Fund Institutional (the “Fund”).
Item C.2	Person providing support.	DWS Investment Management Americas, Inc.
Item C.3	Brief description of relationship between the person providing support and the fund.	DWS Investment Management Americas, Inc. is the investment advisor to the Fund.
Item C.4	Date support provided:	6/24/2022
Item C.5	Amount of support:	$130,871.32
Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI)	Not Applicable
Item C.7	Value of security on date support was initiated (if applicable):	Not Applicable

Item C.8	Brief description of reason for support.	In anticipation of the liquidation of the Fund on or about 8/31/2022, DWS Investment Management Americas, Inc. is making a capital contribution to the Fund to offset historical capital losses. The purpose of the capital contribution is to seek to ensure a $1.00 share price for shareholders upon liquidation. DWS Investment Management Americas, Inc. anticipates contributing the amount noted above, but this could increase up to $228,098.78 depending on the capital losses realized on the liquidation date.
Item C.9	Term of support.	DWS Investment Management Americas, Inc. is making a capital contribution to the Fund to offset historical capital losses. The purpose of the capital contribution is to seek to ensure a $1.00 share price for shareholders upon liquidation.
Item C.10	Brief description of any contractual restrictions relating to support.	None.

Part D: Deviation between current net asset value per share and intended stable price per share:

Not Applicable.

Part E: Imposition of liquidity fee

Not Applicable.

Part F: Suspension of fund redemptions

Not Applicable.

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not Applicable.

Part H: Optional disclosure

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Deutsche DWS Money Market Trust (Registrant)
Date: 6/27/22
By: /s/Scott D. Hogan
Scott D. Hogan
Chief Compliance Officer, Deutsche DWS Money Market Trust